UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Litigation settlement

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated January 11, 2011 relating to the litigation settlement reached by the registrant.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: January 11, 2011	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Litigation settlement

RNS Number: 2397Z
CSR plc
11 January 2011

11 January 2011

CSR plc ("CSR")
Litigation Settlement

London, Tuesday,  11 January 2011

CSR plc ('CSR') and Broadcom Corporation ('Broadcom') have today signed a comprehensive  settlement in respect of all outstanding litigation, including that ongoing between SiRF Technology, Inc. ('SiRF') and Broadcom at the time of the acquisition of SiRF by CSR in June 2009.  The terms include a covenant that expires in January 2016 by each party not to sue the other or any third parties, including its customers, for infringement based on the use of the other's products.

In connection with the comprehensive settlement, CSR has agreed to make an initial payment of $5m and payments of $12.5m per year for five years.

In accordance with CSR's normal practice, the payments will not be included in the calculation of underlying earnings per share or underlying profit and therefore these measures will not be impacted by the payments. However, ongoing legal fees are included in the calculation of underlying results and CSR presently expects ongoing legal fees will be reduced by at least $10m per annum as a result of the settlement.

ENDS

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Tel: +44 (0) 1223 692 000

US Investors Mozes Communications LLC Tel: +1 781 652 8875 Kristine Mozes	UK Media FD Tel: +44 (0) 20 7831 3113 James Melville-Ross/ Haya Herbert Burns

Notes to Editors

The patent litigation between CSR and Broadcom has involved a number of cases, including that which was ongoing between SiRF and Broadcom at the time of the acquisition of SiRF by CSR in June 2009. The litigation has been described by CSR in previous announcements and public disclosures.

As a result of the agreement that has now been reached, the following have been settled:

The final orders of the U.S. International Trade Commission (the "ITC"), including the Cease and Desist and Limited Exclusion Order, which were issued in January 2009.  These orders will be permanently nullified with retrospective effect from the date of entry of such orders;

The ITC Enforcement Action against SiRF products relating to such January 2009 ITC final orders;

The 2006 case in the U.S. District Court against SiRF products;

The 2008 case in the U.S. District Court against SiRF products; and

The further litigation that was commenced in 2010 between CSR and Broadcom for patent infringement, implicating each other's products, including CSR's Bluetooth products.

ABOUT CSR

CSR plc is a leading provider of multifunction connectivity and location platforms. CSR's technology portfolio includes Bluetooth, GPS, FM, Wi-Fi (IEEE802.11), UWB, NFC and other technologies to enable silicon platforms that incorporate fully integrated radio, baseband and microcontroller elements. CSR's Connectivity Centre is designed to enhance the user experience with mainstream mobile devices by intelligent integration of multiple wireless connectivity and location-awareness technologies. CSR's Location Platforms are complemented by wireless connectivity and multimedia capabilities for high-volume mobile consumer devices and commercial applications.

CSR's technology has been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, portable navigation devices (PNDs), wireless headsets, mobile computers, mobile internet devices, GPS recreational devices, digital cameras, mobile gaming, plus a wide range of personal and commercial tracking applications.

Cautionary Note Regarding Forward Looking Statements

All statements included or incorporated by reference in this release, in relation to the settlement with Broadcom and related events and their potential effects on CSR other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, management's beliefs, and certain assumptions made by us, all of which are subject to change. These forward-looking statements can be identified by words such as 'will', 'seek to', 'believes', 'estimates', 'anticipates', 'expects' , 'intends', 'may', 'plans', 'should' and other similar expressions.

These forward-looking statements are not guarantees of future results or actual events and are subject to risks, uncertainties and assumptions that could cause actual events and the results to differ materially and adversely from those expressed in any forward-looking statement. These forward-looking statements speak only as of the date of this release and we undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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